UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03676B 102	SCHEDULE 13D

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 51,419,936 Common Shares

	8	Shared Voting Power 158,419,937* Common Shares

	9	Sole Dispositive Power 51,419,936 Common Shares

	10	Shared Dispositive Power 158,419,937* Common Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 158,419,937* Common Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.3%(1)

14	Type of Reporting Person CO

*      Calculated in the manner set forth in Item 5.

(1)   Based on 506,641,575 shares of common stock outstanding as of March 12, 2019.

Item 1.                                 Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Antero Midstream Corporation, a Delaware corporation (the “Issuer”). On March 12, 2019, the Issuer was formed as a result of the conversion of Antero Midstream GP LP from a limited partnership to a corporation under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2.                                 Identity and Background

(a)         This Schedule 13D is being filed by Antero Resources Corporation, a Delaware corporation (“Antero” or the “Reporting Person”).

(b)         The principal business address of the Reporting Person is 1615 Wynkoop Street, Denver, Colorado 80202.

(c)          The principal business of the Reporting Person is the exploitation, development and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin in West Virginia, Ohio and Pennsylvania. The name, business address, present principal occupation and citizenship of each director and executive officer of Antero are set forth on Schedule A to this Schedule 13D (the “Scheduled Persons”), which is incorporated herein by reference.  Unless otherwise indicated, the present principal occupation of each person is with Antero.

(d)         In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Scheduled Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Scheduled Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           See Item 2(a) above for place of organization for the Reporting Person.

Item 3.                                 Source and Amount of Funds or Other Consideration

On March 12, 2019, the Issuer and Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), announced that they had consummated the transactions (the “Closing”) contemplated by that certain Simplification Agreement (the “Simplification Agreement”) (such transactions, the “Transactions”), dated as of October 9, 2018, by and among AMGP GP LLC, a Delaware limited liability company, the Issuer, Antero Midstream, Antero IDR Holdings LLC, a Delaware limited liability company and subsidiary of the Issuer (“IDR Holdings”), Antero Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, Antero Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“NewCo”), Antero Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub”), Antero Midstream Partners GP LLC, a Delaware limited liability company (collectively, the “Parties”).

Pursuant to the Simplification Agreement, the Parties consummated a series of transactions pursuant to which, among other things: (1) the Issuer was converted from a limited partnership to a corporation under the laws of the State of Delaware, with each shareholder of Antero Midstream GP LP receiving an equivalent number of Shares of the Issuer, (2) Merger Sub was merged with and into Antero Midstream, with Antero Midstream surviving such merger as an indirect wholly owned subsidiary of the Issuer (the “Merger”), as a result of which all outstanding common units of Antero Midstream were converted into an aggregate of approximately $598.7 million in cash and approximately 303.1 million Shares of the Issuer, and (3) all of the issued and outstanding Series B Units representing limited liability company interests of IDR Holdings (“Series B Units”) were exchanged for an aggregate 17.35 million Shares of the Issuer. All of the Shares reported as beneficially owned by the Reporting Person in this Schedule 13D were received pursuant to the Simplification Agreement as a result of the Merger. Upon consummation of the Merger, the Reporting Person and AR Sub collectively received cash consideration of approximately $296.6 million and 158,419,937 Shares of the Issuer, representing approximately 31.3% of the Shares issued and outstanding immediately following the Closing.

The foregoing description of the Simplification Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Simplification Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference in its entirety to this Item 3.

Item 4.                                 Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Shares for investment purposes, and it intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors (the “Board”).

Item 5.                                 Interest in Securities of the Issuer

(a) — (b) The Reporting Person is the record owner of 51,419,936 Shares of the Issuer, representing 10.2% of the outstanding Shares of the Issuer. AR Sub (a wholly owned subsidiary of the Reporting Person) is the record owner of 107,000,001 Shares of the Issuer, representing 21.1% of the outstanding Shares of the Issuer. Because AR Sub is a party to the Stockholders’ Agreement (as defined below), AR Sub may be deemed to beneficially own all Shares in the Issuer owned by the parties to the Stockholders’ Agreement. The parties to the Stockholders’ Agreement, including AR Sub, collectively own 227,053,859 Shares in the Issuer, representing 44.8% of the outstanding Shares of the Issuer. Because the Reporting Person is the sole member of AR Sub, it may be deemed to beneficially own the Shares of the Issuer beneficially owned by AR Sub based on its relationship with AR Sub. The Reporting Person disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein. The parties to the Stockholders’ Agreement have filed separate Schedule 13Ds with respect to their interests.

(c)          Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Shares of the Issuer during the past 60 days.

(d)   Not applicable.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Stockholders’ Agreement

In connection with the consummation of the Transactions, the Issuer, AR Sub, certain funds affiliated with Warburg Pincus LLC and certain funds affiliated with Yorktown Partners LLC (the “Sponsors”), Paul M. Rady (“Mr.

Rady”) and Glen C. Warren, Jr. (“Mr. Warren” and together with Mr. Rady, the “Management Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), which became effective as of March 12, 2019.

Under the Stockholders’ Agreement, AR Sub is entitled to nominate two directors, which shall initially be the Management Stockholders, for election to the Board for so long as, together with its affiliates, AR Sub owns at least 8% of the qualifying Shares of the Issuer and one director so long as it owns at least 5% of the qualifying Shares of the Issuer. To the extent that either Mr. Rady and/or Mr. Warren are not designated for election to the Board by AR Sub pursuant to the Stockholders’ Agreement, the Management Stockholders will be entitled to collectively designate two directors (or one director for so long as either Mr. Rady or Mr. Warren is designated by AR Sub) for election so long as the Management Stockholders and their affiliates (other than the Reporting Person and its subsidiaries) collectively own an amount of Shares equal to at least 8% of the qualifying Shares of the Issuer and one director for election for so long as they collectively own an amount of Shares equal to at least 5% of the qualifying Shares of the Issuer. The Sponsors will be entitled to collectively designate two directors for election to the Board for so long as the Sponsors and their affiliates (other than the Reporting Person and its subsidiaries) collectively own an amount of Shares equal to at least 8% of the qualifying Shares of the Issuer and one director for election for so long as they collectively own an amount of Shares equal to at least 5% of the qualifying Shares of the Issuer. Notwithstanding the foregoing, upon the occurrence of a Fundamental Change (as defined in the Stockholders’ Agreement), AR Sub, the Management Stockholders and the Sponsors will each be entitled to designate one director so long as they own an amount of Shares equal to at least 5% of the qualifying Shares of the Issuer, except to the extent that AR Sub designates either Mr. Rady or Mr. Warren, in which case the Management Stockholder will not be entitled to designate a director.

Each of the parties to the Stockholders’ Agreement have agreed to vote all of their Shares of the Issuer in favor of the directors nominated by the other parties in accordance with the Stockholders’ Agreement and, at such party’s election (i) in favor of any other nominees nominated by the Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”) or (ii) in proportion to the votes cast by the public stockholders of the Shares of the Issuer in favor of such nominees. In calculating whether the 8% and 5% ownership thresholds are met, the Share ownership for each stockholder or group of stockholders as of the applicable measurement date is divided into (i) the total number of outstanding Shares of the Issuer at the Closing or (ii) the total number of outstanding Shares on the applicable measurement date, whichever is less. Pursuant to the terms of the Stockholders’ Agreement, no more than 45% of the Shares of the Issuer outstanding at the Closing will be subject to the obligations of the Stockholders’ Agreement.

Under the Stockholders’ Agreement, a majority of the Board shall at all times consist of directors who are independent under the listing rules of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended, and who are unaffiliated with the parties to the Stockholders’ Agreement. Such independent and unaffiliated directors will be nominated for election to the Board by the Nominating and Governance Committee, which will itself consist solely of independent and unaffiliated directors. In addition, under the Stockholders’ Agreement, the parties have agreed that for so long as AR Sub has the right to designate at least one director, (i) if Mr. Rady is an executive officer of the Reporting Person, he shall serve as Chief Executive Officer of the Issuer and (ii) if Mr. Warren is an executive officer of the Reporting Person, he shall serve as President of the Issuer, both of which officers shall be subject to removal at the Issuer for cause. For so long as Mr. Rady is a member of the Board and is an executive officer of the Reporting Person and/or the Issuer, the parties have agreed that he shall serve as Chairman of the Board, subject to removal at the Issuer for cause. The Stockholders’ Agreement will terminate as to each stockholder upon the time at which such stockholder no longer has the right to designate an individual for nomination to the Board.

The foregoing description of the Stockholders’ Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Stockholders’ Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated by reference in its entirety to this Item 6.

Registration Rights Agreement

In connection with the consummation of the Transactions, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 12, 2019, with certain stockholders, including the Reporting Person (collectively, the “Registration Rights Holders”), pursuant to which the Issuer agreed to register the resale of certain Shares received by the Registration Rights Holders in the Transactions, under certain circumstances, as described below.

Pursuant to the Registration Rights Agreement, the Issuer will use its reasonable best efforts to (i) prepare and file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to permit the resale of the Registrable Securities (as defined in the Registration Rights Agreement) from time to time as permitted by Rule 415 of the Securities Act (or any similar provision adopted by the Securities and Exchange Commission (the “SEC”) then in effect) (the “Resale Registration Statement”) as soon as practicable, but in no event more than 30 days following the Closing and (ii) cause the Resale Registration Statement to become effective no later than 60 days after filing thereof. Except in certain circumstances, Sponsor Holders (as defined in the Registration Rights Agreement) owning at least three (3%) percent of the issued and outstanding Shares of the Issuer have the right to require the Issuer to facilitate an underwritten offering. The Issuer is not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is less than $50,000,000. Sponsor Holders will also have customary piggyback registration rights to participate in underwritten offerings.

A Registration Rights Holder’s registration rights will expire at such time that such Registration Rights Holder no longer owns any Registrable Securities.

The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated by reference in its entirety to this Item 6.

Item 7.                                 Material to be Filed as Exhibits

Schedule A           Directors and Executive Officers of Antero Resources Corporation.

Exhibit 1                       Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Antero Midstream Preferred Co LLC, Antero Midstream NewCo Inc., Antero Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP (filed as Exhibit 1.01 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 10, 2018 (File No. 001-38075) and incorporated by reference herein in its entirety).

Exhibit 2                       Stockholders’ Agreement, dated as of October 9, 2018, by and among Antero Midstream GP LP, Antero Subsidiary Holdings LLC, Warburg Pincus Private Equity X O&G, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus Private Equity VIII, LP, Warburg Pincus Netherlands Private Equity VIII C.V.I., WP-WPVIII Investors, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Paul M. Rady, Mockingbird Investment, LLC, Glen C. Warren, Jr. and Canton Investment Holdings LLC (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 10, 2018 (File No. 001-38075) and incorporated by reference herein in its entirety).

Exhibit 3                       Registration Rights Agreement, dated March 12, 2019, by and among Antero Midstream Corporation, Warburg Pincus Private Equity X O&G, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus Private Equity VIII, LP, Warburg Pincus Netherlands Private Equity VIII C.V.I., WP-WPVIII Investors, L.P., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Antero Resources Corporation, Antero Subsidiary Holdings LLC, Glen C. Warren, Jr., Canton Investment Holdings LLC, Paul M. Rady, Mockingbird Investment, LLC and the Employee Holders named in Schedule I thereto, acting severally (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on March 12, 2019 (File No. 001-38075) and incorporated by reference herein in its entirety).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2019

ANTERO RESOURCES CORPORATION

/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

SCHEDULE A

Directors and Executive Officers of Antero Resources Corporation

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship

Peter R. Kagan, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States

W. Howard Keenan, Jr., Director	Member Yorktown Partners LLC 410 Park Avenue, 19th Floor New York, New York 10022	United States

Robert J. Clark, Director	Chairman and Chief Executive Officer 3 Bear Energy, LLC 1512 Larimer Street, Suite 540 Denver, Colorado 80202	United States

Joyce McConnell, Director	Provost and Vice President of Academic Affairs West Virginia University c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States

Paul J. Korus, Director	Retired c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States

Benjamin A. Hardesty, Director	Owner Alta Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States

James R. Levy, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States

Paul M. Rady, Chairman and Chief Executive Officer	1615 Wynkoop Street Denver, Colorado 80202	United States

Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary	1615 Wynkoop Street Denver, Colorado 80202	United States

Kevin J. Kilstrom, Senior Vice President—Production	1615 Wynkoop Street Denver, Colorado 80202	United States

Michael N. Kennedy, Senior Vice President—Finance	1615 Wynkoop Street Denver, Colorado 80202	United States

Alvyn A. Schopp, Chief Administration Officer, Regional Senior Vice President and Treasurer	1615 Wynkoop Street Denver, Colorado 80202	United States